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EXHIBIT l(5)
                         SUBSCRIPTION AGREEMENT

     Valassis Enterprises, Inc. ("Purchaser"), hereby subscribes for 41,666.667 shares (the "Shares") of the Lindner Opportunities Fund (the "Fund") and agrees to pay $12 per Share for all such Shares. Purchaser understands that the Fund has filed a Registration Statement with the Securities and Exchange Commission containing a Prospectus that describes the Fund and the Shares, a copy of which has been received by the Purchaser. Purchaser has been informed by the investment adviser to the Fund that the Registration Statement referred to above became effective on October 11, 1999.

     Purchaser represents and warrants to the Fund as follows:

     (a) Purchaser is aware that no federal or state agency has made any finding or determination as to the fairness for investment, nor any recommendation or endorsement of the Shares;

     (b) Purchaser has such knowledge and experience of financial and business matters as will enable it to utilize the information made available to it in connection with the offering of the Shares to evaluate the merits and risks of its investment and make an informed investment decision;

     (c) Purchaser is purchasing the Shares for investment and not with a view to their redemption, distribution or resale, in whole or in part;

     (d) Purchaser recognizes that the Fund has no operating history and that its investment in the Shares involves certain risks. Purchaser has fully understands such risks and acknowledges that its has sufficient financial resources to bear the full loss of its investment in the Shares.

                                 VALASSIS ENTERPRISES, INC.


                                 By: /S/ DOUG T. VALASSIS
                                     Doug T. Valassis, President

Dated:   October 12, 1999

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